Exhibit 99.1

FOR RELEASE August 24, 2018

China Biologic Announces Updates on Unsolicited Acquisition Proposals

and Strategic Private Placement

BEIJING, China — August 24, 2018 — China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that the Company’s board of directors (the “Board”) has received a letter dated August 23, 2018 from CITIC Capital MB Investment Limited, an affiliate of CITIC Capital Holdings Limited (“CITIC”), withdrawing its preliminary non-binding proposal dated June 11, 2018, with immediate effect. The Company further announced that the Board has unanimously decided to reject the previously announced preliminary non-binding proposal dated August 17, 2018 from the consortium (the “Consortium”) consisting of Feng Tai Global Limited, a company beneficially owned by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company, GL Sandrose Investment L.P., World Investments Limited and CDH Utopia Limited.

After careful review of the Consortium’s proposal, the Board has unanimously determined that it is not in the best interests of the Company and its shareholders as it did not reflect the intrinsic value of the Company and would abrogate the shareholders’ opportunity to enjoy the long-term return from the Company’s execution of its business strategy of growing into a leading global biopharmaceutical company.

In addition, the Company announced that it has entered into definitive agreements (the “Share Purchase Agreements”) for the issuance and sale of an aggregate of 5,850,000 ordinary shares of the Company, which represents 14.9% of the enlarged share capital post the issuance and is expected to raise gross proceeds of approximately US$590 million. The Company intends to use such proceeds to support its business expansion plan and strategic acquisitions. Under the Share Purchase Agreements, Centurium Capital Management Ltd. (“Centurium”), CITIC, Hillhouse Capital Management, Ltd. (“Hillhouse”), each via its respective investment vehicle(s), and PW Medtech Group Limited (“PWM”, and together with Centurium, CITIC and Hillhouse, the “Investors”) will subscribe for and purchase 3,050,000, 1,000,000, 1,000,000 and 800,000, respectively, newly issued ordinary shares of the Company at a per share purchase price of US$100.90, representing the closing price per share as quoted by the NASDAQ Global Market on August 23, 2018, and a premium of 2.5% and 7.9%, respectively, over the Company’s 30 and 90 trading day volume weighted average price as quoted by the NASDAQ Global Market through August 23, 2018.

The closings of the transactions are subject to customary conditions, and the first tranche consisting of an aggregate of US$383.42 million investment from Centurium, CITIC and Hillhouse is expected to close today. The rest of the investment is expected to close within 30 days from today. Upon the consummation of all the closings, Centurium, CITIC, Hillhouse and PWM will beneficially own approximately 7.76%, 6.82%, 6.63% and 16.08% of the Company’s total outstanding shares, respectively. In connection with the subscription for the new shares, each of the Investors has agreed to certain transfer restrictions, including a two-year lockup of the shares acquired in this transaction, transfer restrictions with respect to the Company’s competitors, and voting agreement in accordance with the Board’s recommendations at the Company’s shareholders’ meetings.

Centurium is affiliated with two directors of the Board, Mr. David Hui Li and Mr. Joseph Chow, and PWM is the single largest shareholder of the Company with a director representative, Ms. Yue’e Zhang, on the Board. Therefore, the Board formed a special committee consisting of two independent directors, Dr. Yungang Lu and Mr. Qi Ning to negotiate and evaluate the Share Purchase Agreements and the transactions contemplated thereby. After careful deliberation and upon the recommendation of the special committee, the Board with the affiliated directors abstaining from deliberating and voting, unanimously approved the Share Purchase Agreements and the transactions contemplated thereby.

“We are delighted to be partnering with this group of highly respected and experienced investors to accompany China Biologic as we grow and evolve into a world leading biopharmaceutical company,” said Dr. Bing Li, CEO of China Biologic. “Through the additional capital and strategic partnerships gained through this private placement, China Biologic will be very well situated to acquire and develop the leading technologies and assets that will help drive exceptional shareholder value for the long term. I am confident that we now have the right management team, strategy, and committed investor base to fully realize China Biologic’s potential as an industry leader.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, the expected timing of the completion of the private placement, the Company’s future business development and strategies, and those other risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com

For Media:

The Foote Group

Mr. Philip Lisio

Phone : +(86)13501166560

Email : phil@thefootegroup.com